Exhibit 99.1(b)

APPENDIX B
AMENDMENT TO MEMORANDUM OF ASSOCIATION

Proposed text of amended Section 4 of the Memorandum of Association of Lumenis Ltd.:

4.           The Company’s share capital shall be as set forth in the Company’s Articles of Association, as amended from time to time.